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                                                                    EXHIBIT 99.1

                VISTA GOLD CORP. ANNOUNCES THIRD QUARTER RESULTS


         DENVER, COLORADO, NOVEMBER 7, 1997 - Vista reported gold production of 29,882 ounces for the third quarter and a record 90,421 ounces for the first nine months of 1997. This compares to 1996 production of 23,523 ounces and 63,158 ounces for the third quarter and nine months, respectively. The increased production mitigated the effects of lower gold prices. Realized gold price for the first nine months of 1997 was $348 per ounce compared to $394 for the same period in 1996. The Company is projecting full-year production to be 115,000 ounces at an average direct cash cost of approximately $255 per ounce.

         As a result of the current, low gold price environment, Vista Gold has written down its mineral properties by $33 million. This write down applies to its Hycroft mine in Nevada and the exploration and development properties in Bolivia. Recently, the Company announced the development of a new mining plan for Hycroft designed to generate a positive cash flow at a $325 gold price. The proven and probable reserves for this plan are projected to be 24.3 million tons of ore grading 0.02 ounces per ton at December 31, 1997 containing 495,000 ounces of gold. Subsequently, the Company arranged hedging for approximately 85 percent of the production for 1998 and 1999 at an average minimum price of $340 per ounce.

         At the Amayapampa project in Bolivia, the Company is in the final stages of completing a new feasibility study. The new, open pit development, which will produce 30,000 to 35,000 ounces of gold per year, is expected to have a capital cost of $20 million and favorable economics at a gold price of $325 per ounce. The proven and probable ore reserves are 9.8 million tons at 0.054 ounces per ton (including dilution) containing 527,000 ounces of gold.

         Vista Gold Corp. reported a net loss, after the write down, of US$35.7 million or $0.40 per share for the third quarter ending September 30, 1997 compared to a net loss of US$3.6 million or $0.07 per share for the same period in 1996. For the first nine months of 1997, the Company reported a net loss of $37.6 million or $0.42 per share compared to a net loss of $8.5 million or $0.17 per share for the first nine months of 1996.

         The book value of the Company's shares, after the write down, was US$0.81 per share.
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                                 SUMMARY RESULTS
                (US dollars in thousands, except per share data)


                                           Three months ended        Nine months ended
                                               September 30            September 30
                                            1997         1996        1997         1996
                                            ----         ----        ----         ----
Revenue .............................   $  10,354    $   9,654    $  32,925    $  26,062
Net earnings (loss) before write down      (2,701)      (3,585)      (4,583)      (8,482)
Net earnings (loss) after write down      (35,701)      (3,585)     (37,583)      (8,482)

Net earnings (loss) per share
     before write down ..............   $   (0.03)   $   (0.07)   $   (0.05)   $   (0.17)
Net earnings (loss) per share
     after write down ...............       (0.40)       (0.07)       (0.42)       (0.17)
Direct cash operating cost per ounce          266          277          248          283

Consolidated Production
Gold  (ounces) ......................      29,882       23,523       90,421       63,158
Silver (ounces) .....................     108,528      113,116      413,448      263,549

     Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with production from the Hycroft mine in Nevada and development and exploration projects in South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.